SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                             (Amendment No. __)*




                            KELLY SERVICES, INC.
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                               (Name of Issuer)

                    Class B Common Stock, $1.00 Par Value
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                        (Title of Class of Securities)

                                  488152307
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                                (CUSIP Number)

         Karen A. McCoy, Miller, Canfield, Paddock and Stone, P.L.C.,
               150 W. Jefferson, Suite 2500, Detroit, MI 48226
                                (313) 496-7593
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         (Name, Address, and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                               January 3, 1998
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           (Date of Event Which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement
/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
         13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP No. 488152307
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(1)  Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
     Persons

     Terence E. Adderley
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(2)  Check the Appropriate Row If a Member of a Group  (See Instructions)
     (a)
     (b)
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(3)  SEC Use Only
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(4)  Source of Funds  (See Instructions)   (not applicable)
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(5)  Check If Disclosure of Legal Proceedings Is Required Pursuant to Item
     2(d) or 2(e)
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(6)      Citizenship or Place of Organization  United States of America
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                    (7)  Sole Voting Power: 952,225
Number of          _______________________________________________________
Shares
Beneficially        (8)  Shared Voting Power: 2,190,340
Owned by           _______________________________________________________
Each
Reporting           (9)  Sole Dispositive Power: 3,141,940
Person             _______________________________________________________
with
                   (10)  Shared Dispositive Power: 625
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     3,214,390
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(12) Check If the Aggregate Amount in Row (11) Excludes Certain Shares: X
     (See Instructions)
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(13) Percent of Class Represented by Amount in Row (11)  89.96%
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(14) Type of Reporting Person  (See Instructions)  IN
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

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934


Item 1. Security and Issuer.

         Security               -   Class B Common Stock, $1.00 par
                                    value ("Class B Stock")

         Issuer                 -   Kelly Services, Inc., a Delaware
                                    corporation (the "Company")

         Principal
         Executive Office       -   999 West Big Beaver Road
                                    Troy, MI 48084-4782


Item 2. Identity and Background.

         (a) Name of person filing:  Terence E. Adderley

         (b) Business address: Same as Company's address given under Item 1

         (c) Present principal occupation and name, principal business, and address of organization through which principal occupation is carried out:

                  President and Chief Executive Officer
                  Kelly Services, Inc.
                  (see Item 1 for address)

         (d) During the last five years, I have not been convicted in any criminal proceeding (traffic violations or similar misdemeanors excluded).

         (e) During the last five years, I have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which I am or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) I am a citizen of the United States of America.


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

Item 3. Source and Amount of Funds or Other Consideration.

         Prior to his death on January 3, 1998, my father, William Russell Kelly, was the sole trustee of a trust created by him under an agreement dated July 12, 1972, as amended (the "Trust"). At his death, I became one of two successor trustees of the Trust, the other being NBD Bank, a Michigan banking corporation. The address of the principal business and office of NBD Bank is 611 Woodward Avenue, Suite 8088, Detroit, Michigan 48226.

         At the time I became a trustee of the Trust, its assets included 2,189,840 shares of Class B Stock, all of which continue to be held in the Trust at present. Under the terms of the agreement governing the Trust, I share the power to vote these shares with my co-trustee and have sole dispositive power over the shares. For purposes of Securities and Exchange Commission Rule 13d-3, I therefore would be considered to have acquired beneficial ownership of the shares on January 3, 1998, when I first became a trustee of the Trust.

         As reported in more detail under Item 5, I also am a beneficial owner (within the meaning of Rule 13d-3) of other shares of Class B Stock. All of these other shares have been owned by me for well over 60 days prior to January 3, 1998.

Item 4. Purpose of Transaction.

         My purpose in becoming one of the trustees of the Trust was to comply with my father's wish (as expressed in the trust agreement) that I do so.

         In addition to being a trustee of the Trust, I am one of its beneficiaries. After other matters concerning the initial administration of the Trust have been attended to, I expect as beneficiary to receive a distribution of a substantial portion of the Trust's assets, which (as contemplated by the trust agreement) primarily will be in shares of Class B Stock. In the agreement governing the Trust, my father made clear that he desired control of the Company to remain in his family and particularly with me for the foreseeable future; I expect to conduct myself as a trustee of the Trust in accordance with those desires.

         Under the Company's charter documents, shares of Class B Stock are convertible on a one-for-one basis into shares of the Company's Class A Common Stock, $1.00 par value ("Class A Stock"), which except in unusual circumstances (not including the election of directors) are without any voting rights. In addition to holding Class B Stock, the Trust holds a substantial percentage of shares of Class A Stock, and I also own shares of that class as well as shares of Class B Stock. I expect from time to time to be presented with or give consideration to proposals that the Trust dispose of shares of Class A Stock (including in exchange for shares of Class B Stock) or that I personally do so (including, as expressly authorized in the trust agreement, by exchanging shares of Class A Stock for shares of Class B Stock now held in the Trust) or that shares of Class B Stock held in the Trust be converted into shares of Class A Stock. I currently have no plans or proposals to do any of the foregoing but intend to remain free to take any of such actions as I from time to time in the future may determine to be appropriate in light of circumstances then prevailing.

         As reported under Item 2, I currently am the President and Chief Executive Officer of the Company. I also am a Company director. I expect that I shortly will be appointed by the Board of Directors of the Company to succeed my father as Chairman of the Board and anticipate that within the next few months the Board also will give consideration to further adjusting the composition of the Board in light of my father's death. I also expect that in my capacities with the Company I will be called upon from time to time to give consideration to proposals that the Company engage in transactions of one or more of the other types listed below. Except as described above and in the preceding paragraph, I currently have no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. Notwithstanding the foregoing, I intend to remain free to take such action, including the making of such proposals with respect to the Company or its securities, as I may from time to time deem appropriate in light of circumstances which might arise from time to time.

Item 5. Interest in Securities of the Issuer.

         (a) I am the beneficial owner (for purposes of Rule 13d-3 or otherwise) of an aggregate 3,214,390 shares of the Class B Stock (89.96% of that class).

         (b) Of the shares of Class B Stock reported above as beneficially owned by me:

         (i) 952,100 shares are my own. I have sole voting and dispositive power over these shares.

         (ii) 2,189,840 shares are held in the Trust, of which I am co-trustee and a beneficiary. I share voting power over these shares with my co-trustee, NBD Bank, and have sole dispositive power over them.

                I have been informed by NBD Bank that during the past five years it has not been convicted in any criminal proceeding and it has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The other applicable information required by
                Item 2 with respect to NBD Bank is provided under Item 3.

         (iii) a total of 500 shares (125 per trust) are held in four separate trusts for the benefit of my daughters Carol M. Adderley, Ellen K. Oltmanns, Mary L. Adderley, and Laura
                A. Adderley. For each of these trusts, I am a co-trustee, along with NBD Bank and the daughter who is the beneficiary of the trust, and I share voting and dispositive power over the shares of Class B Stock held in the trust with my co-trustees.

         (iv) 125 shares are held in the Richard J. Kelly Family Trust, of which I am a co-trustee with NBD Bank and A.A. Agnello. I have sole voting power over these shares and share dispositive power over them with my co-trustees. I am not a beneficiary of this trust and consequently have no equity interest in any of the shares. I therefore disclaim beneficial ownership of any of them.

                Mr. Agnello is a retired Executive Vice President of the Company and resides at 4012 Shelldrake Lanes, Boynton Beach, Florida 33436. He is a citizen of the United States of America. During the past five years, Mr. Agnello has not been convicted in any criminal proceeding (traffic violations and similar misdemeanors excepted) and has not been a party to any civil


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

                proceeding of judicial or administrative body as a result of which he is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to any such laws.

         (v) 71,825 shares held in the William R. Kelly Trust f/b/o Terence E. Adderley. NBD Bank and Mr. Agnello are co-trustees of this trust, with shared voting and dispositive power over the shares. I am the beneficiary of the trust, which are included in the total under
                Item 11 of the cover sheet to this report.

         The shares listed above and under Item 11 of the cover sheet do not include 176 shares of Class B Stock owned by my wife, over which I have no voting or dispositive power.

         (c) I have not effected any transactions in Class B Stock since 60 days prior to January 3, 1998.

         (d) Each trust (including the Trust) referred to under (b) above has the right to receive the dividends from or the proceeds of any sale of shares of Class B Stock held in such trust, for the benefit of such trust's beneficiaries. A portion of the earnings of the Trust are set aside for charity. All other beneficiaries of the Trust are members of my father's family, including my mother (Margaret J. Adderley), myself, and my descendants.

         (e) (not applicable)

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

         I have no contracts, arrangements, understandings, or relationships with any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

        None.


                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                       January 13, 1998
                                       (Date)


                                       /s/ Terence E. Adderley
                                       (Signature)


                                       Terence E. Adderley
                                       (Name)

         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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